Exhibit 21.1

LIST OF SUBSIDIARIES OF THE REGISTRANT

LiveXLive Media, Inc.,
a Delaware corporation

Subsidiaries	Jurisdiction

LiveXLive, Corp. (formerly FestreamTV, Corp.)	Delaware

LXL Music Acquisition Corp.	Delaware

LXL Video Acquisition Corp.	Delaware

LXL Studios, Inc.	Delaware

LiveXLive Tickets, Inc.	Delaware

KOKO (Camden) Holdings (US), Inc.	Delaware

KOKO (Camden) Limited	United Kingdom